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                                                                      EXHIBIT 3D


                                   CORRECTED
                                AMENDMENT TO THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                        CRAIG CONSUMER ELECTRONICS, INC.
                            (a Delaware Corporation)

                    [CORRECTED PURSUANT TO SECTION 104(f) OF
                     THE DELAWARE GENERAL CORPORATION LAW]

        This Certificate corrects that certain Amendment to the Certificate of Incorporation of Craig Consumer Electronics, Inc., filed on May 10, 1996 ("Amendment").

        The corrections are to the references to the shares of Common Stock into which shares are converted by means of the Amendment, specifically to make minor corrections to the number of shares resulting from the conversion (reverse stock split) effected by the Amendment, thereby amending paragraphs 2 and 4 of the Amendment. The corrected amendment is completely restated as follows:

        Craig Consumer Electronics, Inc., (the "Corporation"), organized and existing under the laws of the State of Delaware, hereby certifies as follows:

        1. That the Corporation was incorporated in Delaware under the name Berel Industries, Inc. in June 21, 1989.

        2. That by unanimous approval of the Board of Directors and Stockholders of the Corporation, resolutions were duly adopted to amend the Certificate of Incorporation to reflect the conversion of the issued and outstanding shares of Common Stock, $.01 par value per share into a lesser number of Common Shares, immediately following the exchange of 250,000 shares of Series A Preferred Stock into 1,733,330 shares of Common Stock, declaring said amendment to be advisable, substantially as follows:

        RESOLVED, that, prior to the Effective Date, but immediately subsequent to the conversion of all of the Company's 250,000 shares of the Series A Preferred Stock to 1,733,330 shares of Common Stock as provided above, the then outstanding 8,139,325 shares of Common Stock shall be converted and exchanged in a "reverse stock split" at the ratio of 3.81333-to-one, thereby resulting in issued and outstanding shares totalling 2,134,441, after making adjustments for fractional shares (to eliminate fractional shares upon such conversion) and other minor adjustments.






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        3.      That thereafter, pursuant to resolution of its Board of
Directors and Stockholders holding all of the outstanding stock of the Corporation an amendment to the Certificate of Incorporation and authorizing the President to execute a certificate of amendment and all other documents necessary to effect such reverse stock split was approved, all by unanimous written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

        4. That pursuant to Section 242 of the General Corporation Law of the State of Delaware, Article IV of the Restated Certificate of Incorporation, filed with the Delaware Secretary of State February 1, 1991, is amended to read as follows:

        Four. The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, "Preferred Stock" and "Common Stock"; the total number of shares which the Corporation shall have authority to issue is Sixteen Million (16,000,000); the total number of shares of Preferred Stock shall be One Million (1,000,000) and each such shares shall have a par value of one cent ($.01), and the total number of shares of Common Stock shall be Fifteen Million (15,000,000) and each such shares shall have a par value of one cent ($.01).

        The Preferred Stock, par value $.01 per share, (referred to hereinafter as "Preferred Stock"), may be issued from time to time in one or more series. Share of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law. The Board of Directors of the Corporation is hereby authorized to increase or decrease (but not below the number of share of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of such series. The Board of Directors is hereby further authorized to fix the dividend rate, conversion rights, voting rights, the redemption price or prices (including sinking fund provisions), and the
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        liquidation preferences of any wholly unissued series of Preferred
        Stock, and to fix the number of shares constituting any such series and the designation of such series. The term "fixed for such Series" and correlative terms as used in this Articles Four shall mean with respect to any series of Preferred Stock, as stated in a resolution or resolutions lawfully adopted by the Board of Directors in exercise of such authority hereinabove granted.

        The Common stock issued and outstanding on the date hereof consisting of 8,139,325 shares shall be exchanged and converted into 2,134,441 shares of issued and outstanding Common Stock. Upon such conversion, there shall be 2,134,441 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. The 6,004,884 shares returned to the Corporation as a result of the conversion shall be returned to available capital. After the conversion, the stated capital attributable to Common Stock is $21,344.41, a reduction of $60,048.86.

        In witness whereof, Craig Consumer Electronics, Inc. has caused this Corrected Amendment of the Certificate of Incorporation to be signed by its President and Chairman of the Board of Directors, and by the Corporation's Secretary.

        Dated: May 14, 1996

                                Craig Consumer Electronics, Inc.


                                -----------------------------------------------
                                Richard I. Berger
                                President and
                                Chairman of the Board of Directors


                                -----------------------------------------------
                                Donna Richardson, Secretary